As filed with the Securities and Exchange Commission on November 30, 2007

Registration No. 333-146800

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MARCHEX, INC.

(Exact name of registrant as specified in its charter)

Delaware	35-2194038
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

413 Pine Street, Suite 500

Seattle, WA 98101

(206) 331-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell C. Horowitz

Chairman and Chief Executive Officer

Marchex, Inc.

413 Pine Street, Suite 500

Seattle, WA 98101

(206) 331-3300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Francis J. Feeney, Jr., Esq.

DLA Piper US LLP

33 Arch Street, 26th Floor

Boston, MA 02110-1447

(617) 406-6000

Approximate date of commencement of proposed sale to public:    From time to time after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities will not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2007

PROSPECTUS

MARCHEX, INC.

634,963 Shares

Class B Common Stock

This prospectus relates to 634,963 shares of our Class B common stock that may be sold from time to time by the selling stockholders named in this prospectus.

This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the market price for our Class B common stock at the time of the sale, a price related to the market price, a negotiated price or such other prices as the selling stockholders determine from time to time. See “Plan of Distribution” beginning on page 21.

All of the net proceeds from the sale of these shares of Class B common stock will go to the selling stockholders. We will not receive any proceeds from sales of these shares. We will bear the costs relating to the registration of these shares.

Our Class B common stock is quoted on the Nasdaq National Market under the symbol “MCHX.”

You should read this prospectus carefully before you invest.

Investing in our Class B common stock involves substantial risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November         , 2007.

MARCHEX, INC.

SUMMARY

We are a local advertising company and publisher of local content. Our innovative advertising platform delivers search and call-based marketing products and services for local and national advertisers. Our network of vertical and local Web sites provide online users with: (1) information relating to specific products or services; and (2) relevant advertisers who sell such products or services. Our platform of search and call-based marketing services enables merchants to efficiently market and sell their products and services across multiple online distribution channels, including search engines, product shopping engines, directories and selected Web sites.

We currently provide consumers and merchant advertisers with the following technology-based services:

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Local and Vertical Web Sites. We have more than 200,000 vertical and local Web sites. Our Web sites are designed to help online users find information for specific products or services, and also find relevant advertisers who sell such products or services.

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Contextual Targeting. We sell advertising placement on specialized vertical and branded Web sites and on specific sections of a Web site on a bid-for-click basis. We refer to this service as site-specific contextual advertising. We believe this site-specific approach to contextual advertising provides publishers with an opportunity to monetize the value of their own brand and traffic, and gives advertisers greater transparency and relevancy.

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Pay-Per-Click Targeting. We deliver pay-per-click advertising listings that are reflective of our merchant advertisers’ products and services to online users in response to their keyword search queries, and in response to their typing of specific Web sites into their browser. These pay-per-click listings are generally ordered in the search results based on the amount our merchant advertisers choose to pay for a targeted placement. These targeted listings are displayed to consumers and businesses through our distribution network of search engines, product shopping engines, directories, certain third-party Web sites and our proprietary network of Web sites. We also generate revenue from cost-per-action services. Cost-per-action revenue occurs when the online user is redirected from one of our Web sites or a third-party Web site in our distribution network to a merchant advertiser Web site and completes a specified action.

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Natural Search Engine Optimization. We optimize key attributes of merchant advertiser Web sites to ensure the greatest opportunity for proper indexing, listing and inclusion in the editorial results of algorithmic search engines.

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Outsourced Search Marketing Platforms. We support the online marketing efforts of local businesses and small and medium-sized enterprises (“SMEs”) by providing super-aggregator partners, such as yellow page publishers and newspaper companies, with an outsourced platform of our performance-based advertising and search marketing technology services. Our outsourced platform allows super-aggregator partners to directly sell search marketing packages to their customers, such as yellow page or classified advertisers. Our outsourced platform for publishers, which is separate and distinct from the local platform, allows publishers to monetize their Web site(s) with their advertiser relationships. Our outsourced platforms are provided to super-aggregator partners and publishers allowing the partners and publishers to sell under their brand.

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Feed Management. We leverage our proprietary technology to crawl and extract relevant product content from merchant advertisers’ databases and Web sites to create highly-targeted product and service listings, which we deliver into our distribution network. Our trusted feed relationships with our distribution partners enable merchant advertisers to deliver comprehensive and up-to-date product and service listings to some of the Web’s largest search engines, product shopping engines and directories.

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Bid Management. We enable merchant advertisers to: (1) track, monitor and optimize the placement of performance-based search advertising campaigns across a number of search engines and pay-per-click networks using our bid management services; and (2) evaluate the effectiveness of online advertising campaigns using our conversion tracking and detailed reporting services.

In this prospectus, the terms “Marchex,” “company,” “we,” “us” and “our” refer to Marchex, Inc. and its wholly-owned subsidiaries. We were incorporated in the State of Delaware. Our principal executive offices are located at 413 Pine Street, Suite 500, Seattle, Washington 98101 and our telephone number is (206) 331-3300.

This prospectus relates to 634,963 shares of our Class B common stock that may be sold from time to time by the selling stockholders named in this prospectus. The stockholders are identified in the section headed “Selling Stockholders.” We will not receive any of the proceeds for the resale of these shares.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding our securities. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our securities could decline and you could lose all or part of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Relating to Our Company

Our limited operating history makes evaluation of our business difficult.

We were formally incorporated in January 2003. We acquired Enhance Interactive in February 2003, TrafficLeader in October 2003 and goClick in July 2004. In February and April 2005, we completed the acquisitions of certain assets of Name Development and Pike Street Industries, respectively. In July 2005 we completed the acquisition of IndustryBrains. In May 2006 we completed the acquisition of certain assets of AreaConnect and Open List. In September 2007, we completed the acquisition of VoiceStar.

We have limited historical financial data upon which to base planned operating expenses or forecast accurately our future operating results. Further, our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. Our failure to address these risks and difficulties successfully could seriously harm us.

We have largely incurred net losses since our inception, and we may incur net losses in the foreseeable future.

We had an accumulated deficit of $6.9 million as of September 30, 2007. Our net expenses may increase based on the initiatives we undertake which for instance, may include increasing our sales and marketing activities, hiring additional personnel, incurring additional costs as a result of being a public company, and acquiring additional businesses. In addition, commencing January 1, 2006, we began expensing the fair value of stock options granted in connection with our adoption of the provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123R”).

We are dependent on certain distribution partners, including Yahoo! and its subsidiaries, for distribution of our services, and we derive a significant portion of our total revenue through these distribution partners. A loss of distribution partners or a decrease in revenue from certain distribution partners could adversely affect our business. Yahoo! is also a significant customer.

A relatively small number of distribution partners currently deliver a significant percentage of traffic to our merchant listings. Yahoo! Search Marketing is our largest distribution partner and delivers traffic to our merchant listings which collectively represents approximately 6% of our total revenue for the nine months ended September 30, 2007. Separately, Yahoo! Search Marketing was responsible for 35% of our total revenue during the same period principally in respect of the revenues associated with our network of Web sites.

Our existing agreements with many of our other larger distribution partners permit either company to terminate without penalty on short notice and are primarily structured on a variable-payment basis, under which we make payments based on a specified percentage of revenue or based on the number of paid click-throughs. We intend to continue devoting resources in support of our larger distribution partners, but there are no guarantees that these relationships will remain in place over the short- or long-term. In addition, we cannot be assured that any of these distribution partners will continue to generate current levels of revenue for us or that we will be able to maintain the applicable variable payment terms at their current levels. A loss of any of these distribution partners or a decrease in revenue due to lower traffic or less favorable variable payment terms from any one of these distribution relationships could have an adverse effect on our revenue, and the loss of Yahoo! or any other large distribution partner could have a material adverse effect on our business, financial condition and results of operations.

Companies distributing advertising on the Internet have experienced, and will likely continue to experience, consolidation. This consolidation has reduced the number of partners that control the online advertising outlets with the most user traffic. According to the comScore Media Metrix qSearch report for December 2006, Yahoo! Search accounted for 29% of the online searches in the United States and Google accounted for 47%. As a result, the larger distribution partners have greater control over determining the market terms of distribution, including placement of merchant advertisements and cost of placement. In addition, many participants in the performance-based advertising and search marketing industries control significant portions of the traffic that they deliver to advertisers. We do not believe, for example, that Yahoo! and Google are as reliant as we are on a third-party distribution network to deliver their services. This gives these companies a significant advantage over us in delivering their services, and with a lesser degree of risk.

We may incur liabilities for the activities of our merchant advertisers, distribution partners and other users of our services, which could adversely affect our business.

Many of our advertisement generation and distribution processes are automated. In most cases, merchant advertisers use our online tools and account management systems to create and submit merchant listings. These merchant listings are submitted in a bulk data feed to our distribution partners. Although we monitor our distribution partners on an ongoing basis primarily for traffic quality, these partners control the distribution of the merchant listings provided in the data feed.

As a result, we do not conduct a manual editorial review of a substantial number of the merchant listings directly submitted by merchant advertisers online, nor do we manually review the display of the vast majority of the merchant listings by our distribution partners submitted to us by XML data feeds or data dumps. In cases where we provide editorial or value-added services for our large aggregator clients or agencies, such as ad creation and optimization for local merchant advertisers or landing pages and micro-sites for pay-per-phone call customers, we may rely on the content and information provided to us by these agents on behalf of their individual merchant advertisers. We may not investigate the individual business activities of these merchant advertisers other than the information provided to us or in some cases review of merchant advertiser Web sites. We may not successfully avoid liability for unlawful activities carried out by our merchant advertisers and other users of our services or unpermitted uses of our merchant listings by distribution partners and their affiliates.

Our potential liability for unlawful activities of our merchant advertisers and other users of our services or unpermitted uses of our merchant listings and advertising services and platform by distribution partners and advertiser aggregators and agencies could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources, to discontinue certain service offerings or to terminate certain distribution partner relationships. For example, as a result of the actions of merchant advertisers in our network, we may be subject to private or governmental actions relating to a wide variety of issues, such as privacy, gambling, promotions, and intellectual property ownership and infringement. Under agreements with certain of our larger distribution partners, we may be required to indemnify these distribution partners against liabilities or losses resulting from the content of our merchant listings. Although our merchant advertisers indemnify us with respect to claims arising from these listings, we may not be able to recover all or any of the liabilities or losses incurred by us as a result of the activities of our merchant advertisers.

We have a large number of distribution partners who display our merchant listings on their networks. Our merchant listings are predominantly delivered to our distribution partners in an automated fashion through an XML data feed or data dump. Our distribution partners are contractually required to use the merchant listings that we provide in accordance with applicable laws and regulations and in conformity with the publication restrictions included in our agreements, which are intended to promote the quality and validity of the traffic provided to our merchant advertisers. Nonetheless, we do not operationally control or manage these distribution partners and any breach of these agreements on the part of any distribution partner or its affiliates could result in liability for our business. These agreements include indemnification obligations on the part of our distribution partners, but there is no assurance that we would be able to collect against offending distribution partners or their affiliates in the event of a claim under these indemnification provisions.

Our insurance policies may not provide coverage for liability arising out of activities of users of our services. In addition, our reliance on some content and information provided to us by our large advertiser aggregators and agencies may expose us to liability not covered by our insurance policies. Furthermore, we may not be able to obtain or maintain adequate insurance coverage to reduce or limit the liabilities associated with our businesses. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on our business, operating results and financial condition.

If we do not maintain and grow a critical mass of merchant advertisers and distribution partners, the value of our services could be adversely affected.

Our success depends, in large part, on the maintenance and growth of a critical mass of merchant advertisers and distribution partners and a continued interest in our performance-based advertising and search marketing services. Merchant advertisers will generally seek the most competitive return on investment from advertising and marketing services. Distribution partners will also seek the most favorable payment terms available in the market. Merchant advertisers and distribution partners may change providers or the volume of business with a provider, unless the product and terms are competitive. In this environment, we must compete to acquire and maintain our network of merchant advertisers and distribution partners.

If our business is unable to maintain and grow our base of merchant advertisers, our current distribution partners may be discouraged from continuing to work with us, and this may create obstacles for us to enter into agreements with new distribution partners. Our business also in part depends on certain of our large advertiser aggregators and agencies to grow their base of merchant advertisers, as these merchant advertisers become increasingly important to our business and our ability to attract additional distribution partners and opportunities. Similarly, if our distribution network does not grow and does not continue to improve over time, current and prospective merchant advertisers and large aggregators and agencies may reduce or terminate this portion of their business with us. Any decline in the number of merchant advertisers and distribution partners could adversely affect the value of our services.

We are dependent upon the quality of traffic in our network to provide value to our merchant advertisers and the merchant advertisers of our partners, and any failure in our quality control could have a material adverse effect on the value of our services to our merchant advertisers and adversely affect our revenues.

We utilize certain monitoring processes with respect to the quality of the traffic that we deliver to our merchant advertisers. Among the factors we seek to monitor are sources and causes of low quality clicks such as non-human processes, including robots, spiders or other software, the mechanical automation of clicking, and other types of invalid clicks, click fraud, or click spam, the purpose of which is something other than to view the underlying content. Additionally, we also seek to identify other indicators which may suggest that a user may not be targeted by or desirable to our merchant advertisers. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic or traffic that is deemed to be less valuable by our merchant advertisers will be delivered to such merchant advertisers, which may be detrimental to those relationships. We have regularly refunded fees that our advertisers had paid to us which were attributed to low quality traffic. If we are unable to stop or reduce low quality traffic, these refunds may increase. Low-quality traffic may further prevent us from growing our base of merchant advertisers and cause us to lose relationships with existing merchant advertisers, or become the target of litigation, both of which would adversely affect our revenues.

We may be subject to intellectual property claims, which could adversely affect our financial condition and ability to use certain critical technologies, divert our resources and management attention from our business operations and create uncertainty about ownership of technology essential to our business.

Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims, including claims of trademark infringement in connection with our acquisition of previously-owned Internet domain names, that would be costly to defend and could limit our ability to use certain critical technologies.

Any patent or other intellectual property litigation could negatively impact our business by diverting resources and management attention from other aspects of the business and adding uncertainty as to the ownership of technology, services and property that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to license the infringed or similar technology on reasonable terms, or at all, could prevent us from using critical technologies which could have a material adverse effect on our business.

We may need additional funding to meet our obligations and to pursue our business strategy. Additional funding may not be available to us and our financial condition could therefore be adversely affected.

We may require additional funding to meet our ongoing obligations and to pursue our business strategy, which may include the selective acquisition of businesses and technologies. In addition, we have incurred and we may incur certain obligations in the future, including:

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In February 2005, we entered into agreements with Yahoo! Search Marketing (formerly, Overture), pursuant to which we paid $4.5 million in an upfront payment (and an additional $674,000 in certain circumstances) and a contingent royalty based on 3.0% (3.75% under certain circumstances) of certain of our gross revenues payable on a quarterly basis through December 2016. In August 2007, we entered into a new agreement with Yahoo! Inc. which expires June 2009 and terminates and supersedes the February 2005 master agreement, except for the royalty provisions which are still in effect.

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We are obligated to pay quarterly dividends to the holders of preferred stock at an annual rate of $11.875 per preferred share. There are currently approximately 6,024 shares of preferred stock outstanding following the conversions into shares of Class B common stock or cash repurchases that have occurred to date.

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In November 2006, our board of directors authorized the repurchase of up to 3.0 million shares of our Class B common stock and the initiation of a quarterly cash dividend to the holders of common stock at an annual rate of $0.08 per common share. During the three months ended September 30, 2007, we have repurchased approximately 1.4 million of Class B shares under this program.

•	If debentures are issued upon exchange of the preferred stock, we will become obligated to make interest payments to the holders of the debentures.

There can be no assurance that if we were to need additional funds to meet these obligations that additional financing arrangements would be available in amounts or on terms acceptable to us, if at all. Furthermore, if adequate additional funds are not available, we will be required to delay, reduce the scope of, or eliminate material parts of the implementation of our business strategy, including potential additional acquisitions or internally-developed businesses.

Our acquisitions could divert management’s attention, cause ownership dilution to our stockholders, cause our earnings to decrease and be difficult to integrate.

Our business strategy includes identifying, structuring, completing and integrating acquisitions. Acquisitions in the technology and Internet sectors involve a high degree of risk. We may also be unable to find a sufficient number of attractive opportunities to meet our objectives which include revenue growth, profitability and competitive market share. Our acquired companies may have histories of net losses and may expect net losses for the foreseeable future.

Acquisitions are accompanied by a number of risks that could harm our business, operating results and financial condition:

•	We could experience a substantial strain on our resources, including time and money, and we may not be successful;

•	Our management’s attention could be diverted from our ongoing business concerns;

•	While integrating new companies, we may lose key executives or other employees of these companies;

•	We may issue shares of our Class B common stock as consideration for acquisitions which may result in ownership dilution to our stockholders;

•	We could fail to successfully integrate our financial and management controls, technology, reporting systems and procedures, or adequately expand, train and manage our workforce;

•	We could experience customer dissatisfaction or performance problems with an acquired company or technology;

•	We could become subject to unknown or underestimated liabilities of an acquired entity or incur unexpected expenses or losses from such acquisitions;

•	We could incur possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business; and

•	We may be exposed to investigations and/or audits by federal, state or other taxing authorities.

Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenue and cost benefits.

The loss of our senior management, including our founding executive officers, could harm our current and future operations and prospects.

We are heavily dependent upon the continued services of Russell C. Horowitz, our chairman and chief executive officer, and John Keister, our president and chief operating officer, and the other members of our senior management team. Each member of our senior management team is an at-will employee and may voluntarily terminate his employment with us at any time with minimal notice. Russell C. Horowitz, Ethan A. Caldwell, Peter Christothoulou and John Keister, our founding executive officers, each own shares of fully vested Class A common stock. Following any termination of employment, each of these employees would only be subject to a twelve-month non-competition and non-solicitation obligation with respect to our customers and employees under our standard confidentiality agreement.

Further, as of September 30, 2007, Russell C. Horowitz, Ethan A. Caldwell, Peter Christothoulou and John Keister together controlled 87% of the combined voting power of our outstanding capital stock excluding shares of Class B common stock issuable upon conversion of preferred stock. Their collective voting control is not tied to their continued employment with Marchex. The loss of the services of any member of our senior management, including our founding executive officers, for any reason, or any conflict among our founding executive officers, could harm our current and future operations and prospects.

We may have difficulty retaining current personnel as well as attracting and retaining additional qualified, experienced, highly skilled personnel, which could adversely affect the implementation of our business plan.

Our performance is largely dependent upon the talents and efforts of highly skilled individuals. In order to fully implement our business plan, we will need to retain our current qualified personnel, as well as attract and retain additional qualified personnel. Thus, our success will in significant part depend upon our retention of current personnel as well as the efforts of personnel not yet identified and upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. We are also dependent on managerial and technical personnel to the extent they may have knowledge or information about our businesses and technical systems that may not be known by our other personnel. There can be no assurance that we will be able to attract and retain necessary personnel. The failure to hire and retain such personnel could adversely affect the implementation of our business plan.

If we are unable to obtain and maintain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors may also be adversely affected if we experience difficulty in maintaining adequate directors’ and officers’ liability insurance.

We may not be able to obtain and maintain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties that are not covered or adequately covered by insurance, our financial condition may be materially adversely affected.

We currently have directors’ and officers’ liability insurance. If we are unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage our company, which could have a material adverse effect on our operations.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect our business and our ability to maintain the listing of our Class B common stock and preferred stock on the Nasdaq Global Market.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on boards of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the Nasdaq Stock Market.

Further, certain of these recent and proposed changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, our business and our ability to maintain the listing of our shares of Class B common stock and preferred stock on the Nasdaq Global Market could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, which could harm our brand and operating results.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We have devoted significant resources and time to comply with the new internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess and our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our current and future compliance with the annual internal control report requirement will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. We expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results or cause us to fail to meet our financial reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

Accounting for employee stock options using the fair value method has significantly reduced and will likely continue to significantly reduce our net income.

We adopted the provisions of SFAS 123R on January 1, 2006. Thus, our consolidated financial statements for 2006 and 2007 will reflect the fair value of stock options granted to employees as a compensation expense, which has had, and will in the future likely continue to have, a significant adverse impact on our results of operations and net income per share. We rely heavily on stock options to compensate existing employees and to attract new employees. If we reduce or alter our use of stock-based compensation to minimize the recognition of these expenses, our ability to recruit, motivate and retain employees may be impaired, which could put us at a competitive disadvantage in the employee marketplace. In order to prevent any net decrease in their overall compensation packages, we may choose to make corresponding increases in the cash compensation or other incentives we pay to existing and new employees. Any increases in employee wages and salaries would diminish our cash available for marketing, product development and other uses and might cause our GAAP profits to decline. Any of these effects might cause the market price of our Class B common stock and preferred stock to decline.

Impairment of goodwill and other intangible assets would result in a decrease in earnings.

Current accounting rules require that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and, accordingly, the quarterly amortization expense is increased or decreased.

We have substantial goodwill and other intangible assets, and we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. Any impairment charges or changes to the estimated amortization periods could have a material adverse effect on our financial results.

We may not be able to realize the intended and anticipated benefits from our acquisitions of Internet domain names, which could affect the value of these acquisitions to our business and our ability to meet our financial obligations and targets.

We may not be able to realize the intended and anticipated benefits that we currently expect from our acquisitions of Internet domain names. These intended and anticipated benefits include increasing our cash flow from operations, broadening our distribution offerings and delivering services that strengthen our merchant relationships.

Factors that could affect our ability to achieve these benefits include:

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A significant amount of revenue attributed to our network of Web sites comes through our agreement with Yahoo! and its subsidiaries. Under our agreement, Yahoo! has certain limited exclusive and preferential rights with respect to the commercialization of a majority of these Web sites through paid listings. Yahoo! controls the delivery of a portion of the paid listings to a majority of these Web sites. As a result, the monetization of these Web sites is presently largely dependent on the revenue from the paid listings allocated by Yahoo! and its subsidiaries to these Web sites. This allocation may depend on Yahoo!’s advertiser base, internal policies in effect from time to time, perceived quality of traffic, origin of traffic, history of performance and conversion, technical and network changes made by Yahoo!, among many factors and determinations which may or may not be controlled by us or known to us. In addition to the aforementioned factors, if our business relationship with Yahoo! is terminated we may not be able to replace it with another large-scale provider of paid listings under terms which allow us to increase or maintain the amount of revenue attributable to our network of Web sites.

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In the ordinary course of business we have been subject to and in the future it is likely that we will continue to be subject to intellectual property infringement claims, including claims of trademark infringement with respect to Internet domain names acquired by us. As a result of these claims, we have lost and in the future it is likely that we will continue to lose domain names from which we derive revenue. We may not be able to recoup any resulting financial losses from the prior domain name owners.

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Our revenue will also depend on the levels of traffic that our network of Web sites is able to achieve in any period. Traffic levels will increase and decrease based upon a number of factors not entirely within our control, including the extent of indexing of our Web sites within search engines and directories, placement within search results and success of marketing efforts. Traffic levels may also be affected by service interruptions or other technical outages. Our ability to meet the traffic demands of our network of Web sites is also dependent on a number of third party vendors and our technical teams to manage the operations effectively. Any downtime of our servers or other outages will negatively impact the revenue sourced from our network of Web sites.

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We will need to continue to acquire commercially valuable Internet domain names to grow our proprietary network of Web sites. We will need to continuously improve our technologies to acquire valuable Internet domain names as competition in the marketplace for appropriate Internet domain names intensifies. Our domain name acquisition efforts are subject to rules and guidelines established by registries which maintain Internet domain name registrations and the registrars which process and facilitate Internet domain name registrations. The registries and registrars may change the rules and guidelines for acquiring Internet domains in ways that may prove detrimental to our domain acquisition efforts.

•	Some of our existing distribution partners may perceive our proprietary network of Web sites as a competitive threat and therefore may decide to terminate their agreements with us.

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We intend to apply our technology and expertise to geography-specific Web sites that we believe are under-commercialized and not yet mature from a monetization perspective. However, if the current disparities in traffic and monetization of such search terms do not narrow in a favorable way, we may expend significant company resources on business efforts that do not realize the results we anticipate.

If the acquired assets are not integrated into our business as we anticipate, we may not be able to achieve these benefits or realize the value paid for our acquisitions of Internet domain names, which could materially harm our business, financial condition and results of operations.

We do not control the means by which users access our Web sites, and material changes to current navigation practices or technologies or marketing practices or significant increases in our marketing costs could result in a material adverse effect on our business.

The success of our proprietary network of Web sites depends in large part upon consumer access to our Web sites. Consumers access our Web sites primarily through the following methods: directly accessing our Web sites by typing descriptive keywords or keyword strings into the uniform resource locator (“URL”) address box of an Internet browser; accessing our Web sites by clicking on bookmarked Web sites; and accessing our Web sites through search engines and directories.

Each of these methods requires the use of a third party product or service, such as an Internet browser or search engine or directory. Internet browsers may provide alternatives to the URL address box to locate Web sites, and search engines may from time to time change and establish rules regarding the indexing and optimization of Web sites. We also market certain Web sites through search engines. Historically, we have limited our search engine marketing to less than five leading search engines.

Product developments and market practices for these means of access to our Web sites are not within our control. We may experience a decline in traffic to our Web sites if third party browser technologies or search engine methodologies and rules are changed to our disadvantage. We have experienced abrupt search engine algorithm and policy changes in the past. We expect the search engines we utilize to market and drive users to our Web sites to continue to periodically change their algorithms, policies and technologies. These changes may result in an interruption or decline in our ability to maintain and grow the number of users who visit our Web sites. We may also be forced to significantly increase marketing expenditures in the event that market prices for online advertising and paid-listings escalate. Any of these changes could have a material adverse effect on our business.

We may experience unforeseen liabilities in connection with our acquisitions of Internet domain names or arising out of third party domain names included in our distribution network, which could negatively impact our financial results.

The Name Development, Pike Street and AreaConnect asset acquisitions involve the acquisition of a large number of previously-owned Internet domain names. Furthermore, we have separately acquired and intend to continue to acquire in the future additional previously-owned Internet domain names. In some cases, these acquired names may have trademark significance that is not readily apparent to us or is not identified by us in the bulk purchasing process. As a result we may face demands by third party trademark owners asserting infringement or dilution of their rights and seeking transfer of acquired Internet domain names under the Uniform Domain Name Dispute Resolution Policy administered by ICANN or actions under the U.S. Anti-Cybersquatting Consumer Protection Act. Additionally, we display paid listings on third party domain names and third party Web sites that are part of our distribution network, which also could subject us to a wide variety of civil claims including intellectual property ownership and infringement.

We intend to review each claim or demand which may arise from time to time on its merits on a case-by-case basis with the assistance of counsel and we intend to transfer any rights acquired by us to any party that has demonstrated a valid prior right or claim. We cannot, however, guarantee that we will be able to resolve these disputes without litigation. The potential violation of third party intellectual property rights and potential causes of action under consumer protection laws may subject us to unforeseen liabilities including injunctions and judgments for money damages.

Regulation could reduce the value of the Internet domain names acquired or negatively impact the Internet domain acquisition process, which could significantly impair the value attributable to our acquisitions of Internet domain names.

The Name Development business includes the registrations of thousands of Internet domain names both in the United States and internationally. Name Development acquired previously-owned Internet domain names that had expired and had been offered for sale by Internet domain name registrars following the period of permitted reclamation by their prior owners. Furthermore, we have separately acquired and intend to continue to acquire in the future additional previously-owned Internet domain names, including in connection with the Pike Street and AreaConnect asset acquisitions.

The acquisition of Internet domain names generally is governed by regulatory bodies. The regulation of Internet domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional requirements for previously-owned Internet domain names or modify the requirements for holding Internet domain names. As a result, we might not acquire or maintain names that contribute to our financial results in the same manner as reflected in the historical financial results of Name Development, Pike Street and AreaConnect. Because certain Internet domain names are important assets, a failure to acquire or maintain such Internet domain names could adversely affect our financial results and our growth. Any impairment in the value of these important assets could cause our stock price to decline.

Risks Relating to Our Business and Our Industry

If we are unable to compete in the highly competitive performance-based advertising and search marketing industries, we may experience reduced demand for our products and services.

We operate in a highly competitive and changing environment. We principally compete with other companies which offer services in the following areas:

•	sales to merchant advertisers of pay-per-click services;

•	sales to merchant advertisers of feed management services;

•	aggregation or optimization of online advertising for distribution through search engines, product shopping engines, directories, Web sites or other outlets;

•	delivery of online advertising to end users or customers of merchants through destination Web sites or other distribution outlets;

•	delivery of pay-per-phone call advertising to end users or customers of merchants through destination Web sites or other distribution outlets;

•	local search sales training;

•	services and outsourcing of technologies that allow merchants to manage their advertising campaigns across multiple networks and track the success of these campaigns; and

•	third party domain monetization.

Although we currently pursue a strategy that allows us to potentially partner with all relevant companies in the industry, there are certain companies in the industry that may not wish to partner with us. Despite the fact that we currently work with several of our potential competitors, there are no guarantees that these companies will continue to work with us in the future.

We currently or potentially compete with a variety of companies, including Google, Microsoft, Miva and Yahoo! Many of these actual or perceived competitors also currently or may in the future have business relationships with us, particularly in distribution. However, such companies may terminate their relationships with us. Furthermore, our competitors may be able to secure agreements with us on more favorable terms, which could reduce the usage of our services, increase the amount payable to our distribution partners, reduce total revenue and thereby have a material adverse effect on our business, operating results and financial condition.

We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty. The barriers to entering our market are relatively low. In fact, many current Internet and media companies presently have the technical capabilities and advertiser bases to enter the search marketing services industry. Further, if the consolidation trend continues among the larger media and search engine companies with greater brand recognition, the share of the market remaining for smaller search marketing services providers could decrease, even though the number of smaller providers could continue to increase. These factors could adversely affect our competitive position in the search marketing services industry.

Some of our competitors, as well as potential entrants into our market, may be better positioned to succeed in this market. They may have:

•	longer operating histories;

•	more management experience;

•	an employee base with more extensive experience;

•	better geographic coverage;

•	larger customer bases;

•	greater brand recognition; and

•	significantly greater financial, marketing and other resources.

Currently, and in the future, as the use of the Internet and other online services increases, there will likely be larger, more well-established and well-financed entities that acquire companies and/or invest in or form joint ventures in categories or countries of interest to us, all of which could adversely impact our business. Any of these trends could increase competition and reduce the demand for any of our services.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a very small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

If we are not able to respond to the rapid technological change characteristic of our industry, our products and services may cease to be competitive.

The market for our products and services is characterized by rapid change in business models and technological infrastructure, and we will need to constantly adapt to changing markets and technologies to provide new and competitive products and services. If we are unable to ensure that our users, advertisers, and distribution partners have a high-quality experience with our products and services, then they may become dissatisfied and move to competitors’ products and services. Accordingly, our future success will depend, in part, upon our ability to develop and offer competitive products and services for both our target market and for applications in new markets. We may not, however, be able to successfully do so, and our competitors may develop innovations that render our products and services obsolete or uncompetitive.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation.

A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from:

•	fire;

•	floods;

•	network failure;

•	hardware failure;

•	software failure;

•	power loss;

•	telecommunications failures;

•	break-ins;

•	terrorism, war or sabotage;

•	computer viruses;

•	denial of service attacks;

•	penetration of our network by unauthorized computer users and “hackers” and other similar events;

•	natural disaster; and

•	other unanticipated problems.

We may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data or render us unable to provide services to our customers. In addition, if a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. We have deployed firewall hardware intended to thwart hacker attacks. Although we maintain property insurance and business interruption insurance, our insurance may not be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure or other loss, and our insurers may not be able or may decline to do so for a variety of reasons.

If we fail to address these issues in a timely manner, we may lose the confidence of our merchant advertisers and distribution partners, our revenue may decline and our business could suffer. In addition, as we expand our service offerings and enter into new business areas, we may be required to significantly modify and expand our software and technology platform. If we fail to accomplish these tasks in a timely manner, our business and reputation will likely suffer.

We rely on third party technology, platforms, carriers, and server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.

We rely upon third party colocation providers to host our main servers. If these providers are unable to handle current or higher volumes of use, experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. Any change in provider may also lead to downtime and potentially the loss of information. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our colocation providers. We also rely on third party providers for components of our technology platform, such as hardware and software providers, telephone carriers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.

We may not be able to protect our intellectual property rights, which could result in our competitors marketing competing products and services utilizing our intellectual property and could adversely affect our competitive position.

Our success and ability to compete effectively are substantially dependent upon our internally developed and acquired technology and data resources, which we protect through a combination of copyright, trade secret, and patent and trademark law. To date, we have filed two provisional patent applications with the United States Patent and Trademark Office, and three non-provisional patent applications two of which are based on the two filed provisional applications in the United States. In the future, additional patents may be filed with respect to internally developed or acquired technologies. Our industry is highly competitive and many individuals and companies have sought to patent processes in the industry. In addition, the patent process takes several years and involves considerable expense. Further, patent applications and patent positions in our industry are highly uncertain and involve complex legal and factual questions due in part to the number of competing technologies. As a result, we may not be able to successfully prosecute these patents, in whole or in part, or any additional patent filings that we may make in the future. We also depend on our trade name and domain names. We may not be able to adequately protect our technology and data resources. In addition, intellectual property laws vary from country to country, and it may be more difficult to protect our intellectual property in some foreign jurisdictions in which we may plan to enter. If we fail to obtain and maintain patent or other intellectual property protection for our technology, our competitors could market competing products and services utilizing our technology.

Despite our efforts to protect our proprietary rights, unauthorized parties domestically and internationally may attempt to copy or otherwise obtain and use our services, technology and other intellectual property. We cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchant advertisers. If we are unable to protect our intellectual property rights from unauthorized use, our competitive position could be adversely affected.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

We may initiate patent litigation against third parties to protect or enforce our patent rights, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the trading price of our Class B common stock and the trading price of our preferred stock.

Our quarterly results of operations might fluctuate due to seasonality, which could adversely affect our growth rate and in turn the market price of our securities.

Our quarterly results have fluctuated in the past and may fluctuate in the future due to seasonal fluctuations in the level of Internet usage. As is typical in our industry, the second and third quarters of the calendar year generally experience relatively lower usage than the first and fourth quarters. It is generally understood that during the spring and summer months of the year, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. Prolonged or severe decreases in usage during these periods may adversely affect our growth rate and in turn the market price of our securities.

We are susceptible to general economic conditions, and a downturn in advertising and marketing spending by merchants could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact merchant-consumer transactions. If there were to be a general economic downturn that affected consumer activity in particular, however slight, then we would expect that business entities, including our merchant advertisers and potential merchant advertisers, could substantially and immediately reduce their advertising and marketing budgets. We believe that during periods of lower consumer activity, merchant spending on advertising and marketing is more likely to be reduced, and more quickly, than many other types of business expenses. These factors could cause a material adverse effect on our operating results.

We depend on the growth of the Internet and Internet infrastructure for our future growth and any decrease in growth or anticipated growth in Internet usage could adversely affect our business prospects.

Our future revenue and profits, if any, depend upon the continued widespread use of the Internet as an effective commercial and business medium. Factors which could reduce the widespread use of the Internet include:

•	possible disruptions or other damage to the Internet or telecommunications infrastructure;

•	failure of the individual networking infrastructures of our merchant advertisers and distribution partners to alleviate potential overloading and delayed response times;

•	a decision by merchant advertisers and consumers to spend more of their marketing dollars on offline programs;

•	increased governmental regulation and taxation; and

•	actual or perceived lack of security or privacy protection.

In particular, concerns over the security of transactions conducted on the Internet and the privacy of users, including the risk of identity theft, may inhibit the growth of Internet usage, especially online commercial transactions. In order for the online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease in anticipated Internet growth and usage could have a material adverse effect on our business prospects.

We are exposed to risks associated with credit card fraud and credit payment, and we may continue to suffer losses as a result of fraudulent data or payment failure by merchant advertisers.

We have suffered losses and may continue to suffer losses as a result of payments made with fraudulent credit card data. Our failure to control fraudulent credit card transactions adequately could reduce our net revenue and gross margin and negatively impact our standing with applicable credit card authorization agencies. In addition, under limited circumstances, we extend credit to merchant advertisers who may default on their accounts payable to us or fraudulently “charge-back” amounts on their credit cards for services that have already been delivered by us.

Government regulation of the Internet may adversely affect our business and operating results.

Online search, e-commerce and related businesses face uncertainty related to future government regulation of the Internet through the application of new or existing federal, state and international laws. Due to the rapid growth and widespread use of the Internet, legislatures at the federal and state level have enacted and may continue to enact various laws and regulations relating to the Internet. Individual states may also enact consumer protection laws that are more restrictive than the ones that already exist.

Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. For example, as a result of the actions of merchant advertisers in our network, we may be subject to existing laws and regulations relating to a wide variety of issues such as consumer privacy, gambling, sweepstakes, advertising, promotions, defamation, pricing, taxation, financial market regulation, quality of products and services, computer trespass, spyware, adware, child protection and intellectual property ownership and infringement. In addition, it is not clear whether existing laws that require licenses or permits for certain of our merchant advertisers’ lines of business apply to us, including those related to insurance and securities brokerage, law offices and pharmacies. Existing federal and state laws that may impact the growth and profitability of our business include, among others:

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the Digital Millennium Copyright Act (“DMCA”) provides protection from copyright liability for online service providers that list or link to third party Web sites. We currently qualify for the safe harbor under the DMCA, however, if it were determined that we did not meet the safe harbor requirements, we could be exposed to copyright infringement litigation, which could be costly and time-consuming.

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the Children’s Online Privacy Protection Act (“COPPA”) restricts the distribution of certain materials deemed harmful to children and impose limitations on the Web sites’ ability to collect personal information from minors. COPPA allows the Federal Trade Commission (“FTC”) to impose fines and penalties upon Web site operators whose sites do not fully comply with the law’s requirements. Another child protection law, the Child Online Protection Act (“COPA”), was intended to restrict the distribution of certain materials deemed harmful to children. This law was struck down as unconstitutional, but a similar federal or state law might be reintroduced in the future.

•	the Protection of Children from Sexual Predators Act requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

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the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN SPAM”) Act of 2003 establishes requirements for those who send commercial e-mail, spells out penalties for entities that transmit noncompliant commercial e-mail and/or whose products are advertised in noncompliant commercial e-mail and gives consumers the right to opt-out of receiving commercial e-mails. The FTC is authorized to enforce the CAN SPAM Act. This law also gives the Department of Justice the authority to enforce its criminal sanctions. Other federal and state agencies can enforce the law against organizations under their jurisdiction, and companies that provide Internet access may sue violators as well.

•	the Electronic Communications Privacy Act prevents private entities from disclosing Internet subscriber records and the contents of electronic communications, subject to certain exceptions.

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the Computer Fraud and Abuse Act and other federal and state laws protect computer users from unauthorized computer access/hacking, and other actions by third parties which may be viewed as a violation of privacy. Michigan and Utah child protection laws, designed to protect children under the age of 18 from receiving adult content via e-mail and other electronic forms of communication (e.g., cell phones and IM). Both Michigan and Utah have developed lists of minors’ e-mail addresses based on parents’ and guardians’ submissions. Once an address has been on a list for 30 days, Web publishers are prohibited from sending the address anything containing, or even linking to, advertising for a product or service that a minor is legally prohibited from purchasing or using, even if the owner of that address previously requested to receive the information. In addition, senders need to match their own mailing lists against the state registries on at least a monthly basis, for which they must pay both Michigan and Utah a per-address fee.

Courts may apply each of these laws in unintended and unexpected ways. As a company that provides services over the Internet, we may be subject to an action brought under any of these or future laws governing online services. Among the types of legislation currently being considered at the federal and state levels are consumer laws regulating for the use of certain types of software applications or downloads and the use of “cookies.” These proposed laws are intended to target specific types of software applications often referred to as “spyware,” “invasiveware” or “adware,” although they may also cover certain applications currently used in the online advertising industry to serve and distribute advertisements. Thus, if passed, these laws would impose new obligations for companies that use such software applications or technologies.

Many Internet services are automated, and companies such as ours may be unknowing conduits for illegal or prohibited materials. It is possible that some courts may impose a strict liability standard or require such companies to monitor their customers’ conduct. Although we would not be responsible or involved in any way in such illegal conduct, it is possible that we would somehow be held responsible for the actions of our merchant advertisers or distribution partners.

We may also be subject to costs and liabilities with respect to privacy issues. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Further, it is anticipated that additional federal and state privacy-related legislation will be enacted. Such legislation could negatively affect our business.

In addition, foreign governments may pass laws which could negatively impact our business and/or may prosecute us for violating existing laws. Such laws might include EU member country conforming legislation under applicable EU Privacy and Data Protection Directives. Any costs incurred in addressing foreign laws could negatively affect the viability of our business.

Federal and state regulation of telecommunications may adversely affect our business and operating results.

Subsidiaries of the Company provide services that involve the transmission of voice messages. Although the Company believes that these services are not currently subject to federal and state telecommunications laws and regulations, those laws and regulations (and interpretations thereof) are evolving in response to rapid changes in the telecommunications industry. The following existing federal and state laws could impact the growth and profitability of our business if changed or interpreted to be applicable to our business:

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The Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the “Act”), and the regulations promulgated by the Federal Communications Commission under Title II of the Act, may impose federal licensing, reporting and other regulatory obligations on the Company.

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The Communications Assistance for Law Enforcement Act may require that the Company undertake material modifications to its platforms and processes to permit wiretapping and other access for law enforcement personnel.

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Under various Orders of the Federal Communications Commission, including its Report and Order and Further Notice of Proposed Rulemaking in Docket Number WC 04-36, dated June 27, 2006, the Company may be required to make material retroactive and prospective contributions to funds intended to support Universal Service, Telecommunications Relay Service, Local Number Portability, the North American Numbering Plan and the budget of the Federal Communications Commission.

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Laws in most states of the United States of America may require registration or licensing of one or more subsidiaries of the Company, and may impose additional taxes, fees or telecommunications surcharges on the provision of the Company’s services which the Company may not be able to pass through to customers.

Future regulation of search engines may adversely affect the commercial utility of our search marketing services.

The FTC has reviewed the way in which search engines disclose paid placements or paid inclusion practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid search results are clearly distinguished from non-paid results, that the use of paid inclusion is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid placement or paid inclusion listings on search results. Such disclosures if ultimately mandated by the FTC or voluntarily made by us may reduce the desirability of our paid placement and paid inclusion services. We believe that some users will conclude that paid search results are not subject to the same relevancy requirements as non-paid search results, and will view paid search results less favorably. If such FTC disclosure reduces the desirability of our paid placement and paid inclusion services, and “click-throughs” of our paid search results decrease, our business could be adversely affected.

State and local governments may in the future be permitted to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services. In addition, we may be required to pay additional income, sales, or other taxes.

On November 19, 2004, the federal government passed legislation placing a three-year ban on state and local governments’ imposition of new taxes on Internet access or electronic commerce transactions. On October 31, 2007, this ban was extended for another seven years. Unless the ban is further extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation’s expiration in November 2014. An increase in taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of usage of our services. Additionally, from time to time, various state, federal and other jurisdictional tax authorities undertake reviews of the Company and the Company’s filings. In evaluating the exposure associated with various tax filing positions, the Company on occasion accrues charges for probable exposures. We cannot predict the outcome of any of these reviews.

Risks Relating to Ownership of our Common Stock and Preferred Stock

Our Class B common stock and preferred stock prices have been and are likely to continue to be highly volatile.

The trading prices of our Class B common stock and preferred stock have been and are likely to continue to be highly volatile and subject to wide fluctuations. Since our initial public offering, the closing sale price of our Class B common stock on the Nasdaq Global Market (formerly, the Nasdaq National Market) ranged from $8.56 to $26.14 per share through September 30, 2007. Since our February 2005 follow-on offering, the closing sale price of our preferred stock on the Nasdaq Global Market (formerly, the Nasdaq National Market) ranged from $150.71 to $267.00 per share through September 30, 2007. Our stock prices may fluctuate in response to a number of events and factors, which may be the result of our business strategy or events beyond our control, including:

•	developments concerning proprietary rights, including patents, by us or a competitor;

•	announcements by us or our competitors of significant contracts, acquisitions, financings, commercial relationships, joint ventures or capital commitments;

•	registration of additional shares of Class B common stock in connection with acquisitions;

•	actual or anticipated fluctuations in our operating results;

•	developments concerning our various strategic collaborations;

•	lawsuits initiated against us or lawsuits initiated by us;

•	announcements of acquisitions or technical innovations;

•	potential loss or reduced contributions from distribution partners or merchant advertisers;

•	changes in earnings estimates or recommendations by analysts;

•	changes in the market valuations of similar companies;

•	changes in our industry and the overall economic environment;

•	volume of shares of Class B common stock available for public sale, including upon conversion of Class A common stock and preferred stock or upon exercise of stock options;

•	Class B common stock repurchases under our previously announced share repurchase program;

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sales of stock by us or by our stockholders, including sales by certain of our executive officers and directors pursuant to written pre-determined selling plans under Rule 10b5-1 of the Securities Exchange Act of 1934; and

•	short sales, hedging and other derivative transactions on shares of our Class B common stock and preferred stock.

In addition, the stock market in general, and the Nasdaq Global Market and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our Class B common stock and preferred stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not judgment is entered against us, could result in substantial costs and potentially economic loss, and a diversion of our management’s attention and resources, any of which could seriously harm our financial condition. Additionally, there can be no assurance that an active trading market of our Class B common stock and preferred stock will be sustained.

Because our shares of the preferred stock are convertible into shares of Class B common stock, volatility or depressed prices for our Class B common stock could have a similar effect on the value of the preferred stock. Holders who receive Class B common stock upon conversion also will be subject to the risk of volatility and depressed prices of our Class B common stock.

Our founding executive officers control the outcome of stockholder voting, and there may be an adverse effect on the price of our Class B common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

As of September 30, 2007, Russell C. Horowitz, Ethan A. Caldwell, Peter Christothoulou and John Keister, our founding executive officers, beneficially owned 96% of the outstanding shares of our Class A common stock, which shares represented 88% of the combined voting power of all outstanding shares of our capital stock. These founding executive officers together control 87% of the combined voting power of all outstanding shares of our capital stock excluding shares of Class B common stock issuable upon conversion of the preferred stock. The holders of our Class A common stock and Class B common stock have identical rights except that the holders of our Class B common stock are entitled to one vote per share, while holders of our Class A common stock are entitled to twenty-five votes per share on all matters to be voted on by stockholders. This concentration of control could be disadvantageous to our other stockholders with interests different from those of these founding executive officers. This difference in the voting rights of our Class A common stock and Class B common stock could adversely affect the price of our Class B common stock to the extent that investors or any potential future purchaser of our shares of Class B common stock give greater value to the superior voting rights of our Class A common stock.

Further, as long as these founding executive officers have a controlling interest, they will continue to be able to elect all or a majority of our board of directors and generally be able to determine the outcome of all corporate actions requiring stockholder approval. As a result, these founding executive officers will be in a position to continue to control all fundamental matters affecting our company, including any merger involving, sale of substantially all of the assets of, or change in control of, our company. The ability of these founding executive officers to control our company may result in our Class B common stock and preferred stock trading at a price lower than the price at which such stock would trade if these founding executive officers did not have a controlling interest in us. This control may deter or prevent a third party from acquiring us which could adversely affect the market price of our Class B common stock and preferred stock.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our certificate of incorporation, as amended, our by-laws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our Class B common stock and preferred stock. The following are examples of such provisions in our certificate of incorporation, as amended, or our by-laws:

•	the authorized number of our directors can be changed only by a resolution of our board of directors;

•	advance notice is required for proposals that can be acted upon at stockholder meetings;

•	there are limitations on who may call stockholder meetings; and

•	our board of directors is authorized, without prior stockholder approval, to create and issue “blank check” preferred stock.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock. The application of Section 203 of the Delaware General Corporation Law could have the effect of delaying or preventing a change of control of our company.

Conversion of our convertible preferred stock has and will dilute the interests of our existing Class B common stockholders.

The conversion of some or all of the preferred stock has and will dilute the interests of our existing Class B common stockholders. Sales in the public market of shares of Class B common stock issued upon conversion may apply downward pressure on the prevailing market price. In addition, the mere issuance of the preferred stock represents a future issuance, and perhaps a future sale, of our Class B common stock to be acquired upon conversion, which could depress trading prices for our Class B common stock.

We may not be able to continue to pay dividends on our preferred stock or common stock in the future which could impair the value of such stock.

Under Delaware law, dividends to stockholders may be made only from the surplus of a company, or, in certain situations, from the net profits for the current fiscal year or the fiscal year before which the dividend is declared. We have paid a quarterly dividend on our preferred stock since May of 2005. In addition, we recently instituted and paid a quarterly dividend on our common stock. However, there is no assurance that we will be able to pay dividends in the future. Our ability to pay dividends in the future will depend on our financial results, liquidity and financial condition.

The market price of the preferred stock may decline.

An active trading market for the preferred stock has not fully developed and as a result, the market price and liquidity of the preferred stock will be adversely affected. Even if an active trading market for the preferred stock were to develop, the preferred stock could trade for less than the public offering price, depending on many factors, including prevailing interest rates, our operating results and the markets for similar securities, and such active trading market could cease to continue at any time. In addition, if the preferred stock is exchanged for debentures, we are not obligated to list the debentures and cannot assure you that a market for the debentures will develop.

There may be tax consequences to the holders if we exchange preferred stock for debentures.

An exchange of the preferred stock for debentures will be a taxable event for federal income tax purposes which may result in tax liability to the holders without any corresponding receipt of cash by the holder. Such an exchange may be taxable as a dividend distribution to the extent of our current and accumulated earnings and profits, and may be subject to withholding tax if the exchanging stockholder is a Non-U.S. Holder.

Our current and future payment obligations or indebtedness will have priority over a preferred stock liquidation preference and accrued dividend payment obligation in the event of our liquidation, dissolution or winding-up.

The terms of the preferred stock do not contain any financial or operating covenants that would prohibit or limit us or our subsidiaries from incurring indebtedness or other liabilities, pledging assets to secure such indebtedness and liabilities, paying dividends, or issuing securities or repurchasing securities issued by us or any of our subsidiaries. The incurrence of indebtedness by us or our subsidiaries and, in particular, the granting of a security interest to secure the indebtedness could adversely affect our ability to pay accrued dividends under the terms of the preferred stock.

If we incur indebtedness, the holders of that debt will have prior rights with respect to any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds in connection with any insolvency, liquidation, reorganization or other winding-up of us paid to holders of the preferred stock.

The rights of holders of the Class B common stock will be junior to the rights of holders of the preferred stock in the event of our liquidation, dissolution or winding-up.

The terms of the preferred stock provide that holders will receive a preference over the other equity securities of the company upon its liquidation, dissolution or winding-up. This liquidation preference is equal to $250 per share of preferred stock plus all accrued and unpaid dividends through the distribution date. These rights of payment are senior to the liquidation rights of the holders of the Class B common stock. This may have the effect of reducing the amount of proceeds in connection with any insolvency, liquidation, reorganization or other winding-up of us paid to holders of the Class B common stock.

FORWARD LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities

Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this prospectus, including statements regarding the benefits and risks associated with our acquisitions, our future operating results, financial position, and business strategy, expectations regarding our growth and the growth of the industry in which we operate, and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Market data and forecasts used in this prospectus, including for example, estimates of the size and growth rates of the performance-based advertising and search marketing industries, the Internet advertising and transaction markets and the direct navigation markets generally, have been obtained from independent industry sources, unless otherwise noted. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of Class B common stock by the selling stockholders.

SELLING STOCKHOLDERS

We are registering for resale a total of up to 634,963 shares of Class B common stock held by the selling stockholders who acquired shares of our Class B common stock in connection with our acquisition of VoiceStar, Inc. on September 19, 2007. The table below sets forth, to the Company’s knowledge, the following information regarding the selling stockholders as of November 27, 2007:

•	The name of the selling stockholders;

•

The number of shares of our Class B common stock owned by the selling stockholders on the date of this prospectus prior to the offering for resale of any of the shares being registered by the registration statement of which this prospectus is a part;

•	The number of shares of our Class B common stock that may be offered for resale by the selling stockholders pursuant to this prospectus;

•	The number of shares of our Class B common stock to be held by the selling stockholders after the resale of the offered shares; and

•	The percent of ownership of our Class B common stock of each selling stockholder, if such percentage exceeds one percent of our total outstanding Class B common stock.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Number of Shares	Shares to be Sold (1)	Number of Shares (2)	Percent of Class B Shares
Ari Jacoby (3)	294,965	294,965	—	0

Todd Lieberman (4)	294,965	294,965	—	0

Jeff Weisberg (5)	18,013	18,013	—	0

John Cappiello (6)	13,510	13,510	—	0

Max Sobol (7)	13,510	13,510	—	0

	634,963	634,963	—	*

(1)

The number of shares to be sold hereunder consists of those shares issued in connection with the closing of the VoiceStar, Inc. transaction which were placed in escrow for a period of 12 months from the closing date of such acquisition (upon release from escrow).

(2)

Assumes that all the shares of Class B common stock that may be offered hereunder are sold and the selling stockholders acquire no additional shares of our Class B common stock before the completion of this offering.

(3)

Ari Jacoby was a stockholder and the President of VoiceStar, Inc. and is a current employee of the Company. The number of shares to be sold hereunder consists of those shares issued in connection with the closing of the transaction which are subject to vesting over the two and one half year period from the closing date and forfeiture upon the occurrence of certain events (as such shares vest).

(4)

Todd Lieberman was a stockholder and the CEO of VoiceStar, Inc. and is a current employee of the Company. The number of shares to be sold hereunder consists of those shares issued in connection with the closing of the transaction which are subject to vesting over the two and one half year period from the closing date and forfeiture upon the occurrence of certain events (as such shares vest).

(5)

Jeff Weisberg was an option holder and the CTO of VoiceStar, Inc. and is a current employee of the Company. The number of shares to be sold hereunder consists of those shares issued in connection with the closing of the transaction which are subject to vesting over the two and one half year period from the closing date and forfeiture upon the occurrence of certain events (as such shares vest).

(6)

John Cappiello was an option holder and a Senior Systems Engineer Developer of VoiceStar, Inc. and is a current employee of the Company. The number of shares to be sold hereunder consists of those shares issued in connection with the closing of the transaction which are subject to vesting over the two and one half year period from the closing date and forfeiture upon the occurrence of certain events (as such shares vest).

(7)

Max Sobol was an option holder and the COO of VoiceStar, Inc. and is a current employee of the Company. The number of shares to be sold hereunder consists of those shares issued in connection with the closing of the transaction which are subject to vesting over the two and one half year period from the closing date and forfeiture upon the occurrence of certain events (as such shares vest).

*	Less than one percent.

The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospectus supplements.

PLAN OF DISTRIBUTION

The selling stockholders may use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. The selling stockholders will determine if, when and how it will sell the shares it owns. Any sales may occur in one or more of the following types of transactions (including block transactions):

•	transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

•	privately negotiated transactions between a selling stockholder and a purchaser, or

•	transactions effected with or through a broker-dealer acting as either agent or principal.

These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholders and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholders and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

The selling stockholders have advised us that he, she or it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of such shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our Class B common stock and activities of the selling stockholders.

We are contractually required to use best efforts to maintain the effectiveness of the registration statement with respect to the shares of Class B common stock offered hereunder by the selling stockholders for a period of one year from the date the registration statement becomes effective (plus the aggregate number of days, if any, during which sales may be suspended while the suspension right is in effect).

LEGAL MATTERS

Certain legal matters with respect to the shares of Class B common stock offered hereby will be passed upon for us by DLA Piper US LLP. A partner in the law firm of DLA Piper US LLP beneficially owns 35,500 shares of Class B common stock.

EXPERTS

The consolidated financial statements of Marchex, Inc. and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC’s public reference facilities in Washington, D.C. (located at 100 F Street, N.E., Washington, D.C. 20549). You can also obtain copies of these materials from the SEC’s public reference section (located at 100 F Street, N.E., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC also maintains a web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information about companies that file these reports electronically with the SEC. Our SEC filings are also available on our website at http://www.marchex.com.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2006;

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

3.	The following Current Reports on Form 8-K filed with the SEC:

•	Current Report dated March 9, 2007 and filed with the SEC on March 9, 2007 reporting under Item 8.01, with respect to Marchex’s execution of a Rule 10b501 trading plan with a broker.

•

Current Report dated August 9, 2007 and filed with the SEC on August 9, 2007, reporting under Items 1.01, 2.02, 3.02, 7.01 and 9.01, with respect to Marchex’s execution of a new master agreement with Yahoo! Inc. and an agreement to acquire VoiceStar, Inc.; provided, however, that Marchex does not incorporate by reference any information contained in, or exhibits submitted on, the Form 8-K that was expressly furnished and not filed.

•

Current Report dated September 19, 2007 and filed with the SEC on September 24, 2007, reporting under Items 2.01, 7.01and 9.01, with respect to the closing of the VoiceStar acquisition; provided, however, that Marchex does not incorporate by reference any information contained in, or exhibits submitted on, the Form 8-K that was expressly furnished and not filed.

•

Current Report dated October 9, 2007 and filed with the SEC on October 15, 2007, reporting under Item 1.01, with respect to Marchex’s execution of a new master services and license agreement with Yellowpages.com LLC on behalf of itself and AT&T affiliates.

•

Current Report dated October 24, 2007 and filed with the SEC on October 25, 2007, reporting under Items 5.02 and 7.01, with respect to the appointment of Nicholas J. Hanauer to Marchex’s Board of Directors as Vice Chairman.

4.	The portions of our proxy statement on Schedule 14A filed with the SEC on April 12, 2007 that are incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2006;

5.	The description of our Class B common stock contained in our registration statement on Form 8-A, filed on March 30, 2004; and

6.	All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act

after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus (including prior to the effectiveness of the amended registration statement of which this prospectus forms a part).

We have also filed an amended registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the amended registration statement. You should read the amended registration statement for further information about us and about our Class B common stock.

We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Marchex, Inc.

413 Pine Street, Suite 500

Seattle, Washington 98101

(206) 331-3300

Attention: Ethan A. Caldwell, General Counsel & Chief Administrative Officer

You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. These securities are not offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefore unenforceable.

Marchex, Inc.

634,963 Shares

Class B Common Stock

PROSPECTUS

November    , 2007

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses Of Issuance And Distribution

The following table sets forth all expenses payable by us in connection with the offering of our Class B common stock being registered hereby. All amounts are estimated except the SEC registration fee.

Filing Fees—SEC Registration Fee	$221

Printing Expenses	$5,000

Legal Fees and Expenses	$15,000

Accounting Fees and Expenses	$15,000

Total	$35,221

Item 15.	Indemnification of Directors and Officers

The certificate of incorporation and the by-laws of the registrant provide that the registrant shall indemnify its officers, directors and certain others to the maximum extent permitted by the General Corporation Law of the State of Delaware.

Section 145 of the General Corporation Law of the State of Delaware provides in relevant part as follows:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative) other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The General Corporation Law does not allow for the elimination or limitation of liability of a director: (1) for any breach of a director’s duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) arising under Section 174 thereof; or (4) for any transaction from which the director derived an improper personal benefit. The General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

In addition, pursuant to our certificate of incorporation and by-laws, we shall indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

We have entered into indemnification agreements with each of our directors and our executive officers.

Item 16.	Exhibits

Please see the exhibit index following the signature page of this registration statement.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on November 30, 2007.

Marchex, Inc.

By:	/s/ RUSSELL C. HOROWITZ
Russell C. Horowitz Chairman Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RUSSELL C. HOROWITZ Russell C. Horowitz	Chairman and Chief Executive Officer (Principal Executive Officer)	November 30, 2007

/s/ MICHAEL A. ARENDS Michael A. Arends	Chief Financial Officer (Principal Financial and Accounting Officer)	November 30, 2007

* John Keister	President, Chief Operating Officer and Director	November 30, 2007

* Dennis Cline	Director	November 30, 2007

* Anne Devereux	Director	November 30, 2007

* Jonathan Fram	Director	November 30, 2007

Nicholas J. Hanauer	Director	November 30, 2007

*By:	/s/ RUSSELL C. HOROWITZ
Russell C. Horowitz
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Amended and Restated Certificate of Incorporation of the Registrant (1)

4.2	Preferred Stock Certificate of Designations (2)

4.3	Bylaws of the Registrant (3)

4.4	Form of Class B Common Stock Certificate (4)

5.1	Opinion of DLA Piper US LLP as to the legality of the securities registered hereby (5)

23.1	Consent of DLA Piper US LLP (included in Exhibit 5.1) (5)

23.2	Consent of Independent Registered Public Accounting Firm

24.1	Power of Attorney (5)

(1)	Incorporated by reference to the Registrant’s Amendment No. 2 to the Registration Statement on Form SB-2 (No. 333-111096) filed with the SEC on March 19, 2004.
(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on February 15, 2005; provided, however, that the Registrant does not incorporate by reference any information contained in, or exhibits submitted on, the Form 8-K that was expressly furnished and not filed.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form SB-2 (No. 333-111096) filed with the SEC on December 11, 2003.
(4)	Incorporated by reference to the Registrant’s Amendment No. 3 to the Registration Statement on Form SB-2 (No. 333-111096) filed with the SEC on March 30, 2004.
(5)	Previously filed.